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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                  SCHEDULE TO
                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 18)
                             ---------------------

                         BRUNSWICK TECHNOLOGIES, INC.

                           (Name of Subject Company)
                           ------------------------

                          VA ACQUISITION CORPORATION

                            CERTAINTEED CORPORATION

                     Indirect wholly owned subsidiaries of

                           COMPAGNIE DE SAINT-GOBAIN

                       (Name of Filing Person--Offeror)

                           ------------------------

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class of Securities)

                                 117394  10  6
                     (CUSIP Number of Class of Securities)
                           ------------------------

                                JOHN R. MESHER
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                            CERTAINTEED CORPORATION
                            750 E. SWEDESFORD ROAD
                       VALLEY FORGE, PENNSYLVANIA  19482
                           TELEPHONE: (610) 341-7108
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   COPY TO:
                             PETER O. CLAUSS, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                          EIGHTEENTH AND ARCH STREETS
                    PHILADELPHIA, PENNSYLVANIA  19103-2799
                           TELEPHONE: (215)981-4541
                           ------------------------
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                           CALCULATION OF FILING FEE


________________________________________________________________________________
     TRANSACTION VALUATION*              AMOUNT OF FILING FEE
________________________________________________________________________________
________________________________________________________________________________

     $44,623,224                                 $8,925
________________________________________________________________________________

* Based on the offer to purchase, all of the outstanding shares of common stock of Brunswick Technologies, Inc. at a purchase price of $8.50 cash per share, 5,234,415 shares issued and outstanding as of June 9, 2000, less 713,746 shares owned by an affiliate of Offeror, and outstanding "in the money" options with respect to 729,122 shares as of June 9, 2000 with an exercise price of $8.50 or less per share, in each case as represented by Brunswick Technologies, Inc. in the Merger Agreement dated as of June 12, 2000.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,147
Form or Registration No.: Schedule TO and Amendment No. 18 thereto. Filing Party: VA Acquisition Corporation and CertainTeed Corporation Date Filed: April 20, 2000 and June 15, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.

[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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This Amendment No. 18 (this "Amendment") amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2000, as amended by Amendment No. 1, by Amendment No. 2, by Amendment No. 3, by Amendment No. 4, by Amendment No. 5, by Amendment No. 6, by Amendment No. 7, by Amendment No. 8, by Amendment No. 9, by Amendment No. 10, by Amendment No. 11, by Amendment No. 12, by Amendment No. 13, by Amendment No. 14, by Amendment No. 15, by Amendment No. 16 and by Amendment No. 17 thereto filed with the Commission on April 24, 2000, April 26, 2000, April 28, 2000, May 2, 2000, May 2, 2000, May 3, 2000, May 4, 2000, May 5, 2000, May 8, 2000, May 11, 2000,
May 15, 2000, May 16, 2000, May 17, 2000, May 25, 2000, May 30, 2000, May 31,
2000 and June 13, 2000 respectively (collectively, the "Schedule TO") by CertainTeed Corporation, a Delaware corporation ("CertainTeed" or the "Parent"), and VA Acquisition Corporation, a Maine corporation and an indirect wholly owned subsidiary of CertainTeed (the "Purchaser"), both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase preferred stock (the "Shares"), of Brunswick Technologies, Inc., a Maine corporation
("BTI" or the "Company"), at $8.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated June 15, 2000 (the "Supplement"), and in the related Letters of Transmittal, (which, as amended or supplemented from time to time, together constitute the "Improved Offer"), copies of which are attached as Exhibits (a)(1), (a)(2), (a)(24) and (a)(25), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, the Supplement and in the Schedule TO.

     On June 15, 2000, CertainTeed and Purchaser disseminated the Supplement and the related revised form of Letter of Transmittal relating to the Improved Offer. The Schedule TO, the Offer to Purchase and the Letter of Transmittal are amended and supplemented by such documents, which are filed as exhibits hereto and incorporated herein by reference.

This Amendment No. 18 to Schedule TO also constitutes Amendment No. 18 to the statement on Schedule 13D of Parent, Saint-Gobain and Vetrotex, filed on February 18, 1997.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

EX-99.A(24)  Supplement to the Offer to Purchase, dated June 15, 2000.

EX-99.A(25)  Revised Form of Letter of Transmittal, dated June 15, 2000.

EX-99.A(26)  Joint Letter of Certainteed and Brunswick Technologies, Inc. dated
             June 15, 2000.

EX-99.A(27)  Agreement and Plan of Merger dated as of June 12, 2000 among
             Brunswick Technologies, Inc., CertainTeed Corporation and VA Acquisition Corporation.

EX-99.A(28)  Form of Shareholder Agreement between a BTI Shareholder and VA
             Acquisition Corporation.

EX-99.A(29)  Form of Non-compete Agreement between a BTI executive and BTI.

EX-99.A(30)  First Amendment to Employment Agreement dated as of June 12, 2000 between Brunswick Technologies, Inc. and Martin S. Grimnes.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: June 15, 2000


                                    VA Acquisition Corporation



                                    By: /s/ John R. Mesher
                                        ------------------
                                         John R. Mesher
                                         Vice President and Secretary

                                    CertainTeed Corporation



                                    By: /s/ John R. Mesher
                                        ------------------
                                         John R. Mesher
                                         Vice President, General Counsel
                                         and Secretary

                                       4
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                                 EXHIBIT INDEX



(a)(1)  Offer to Purchase, dated April 20, 2000.*

(a)(2)  Form of Letter of Transmittal.*

(a)(3)  Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)  Form of summary advertisement, dated April 20, 2000.*

(a)(8)  Text of press release issued by CertainTeed, dated April 20, 2000.*

(a)(9)  Text of press release issued by CertainTeed, dated April 24, 2000.*

(a)(10) Text of press release issued by CertainTeed, dated April 26, 2000.*

(a)(11) Text of letter to shareholders of Brunswick Technologies, Inc. dated May 2, 2000.*

(a)(12) Text of press release issued by CertainTeed, dated May 2, 2000.*

(a)(13) Text of press release issued by CertainTeed, dated May 3, 2000.*

(a)(14) Text of newspaper advertisement issued by CertainTeed and published on May 4, 2000 in the Portland Press Herald and Brunswick Times Record.*

(a)(15) Text of press release and open letter to the directors of Brunswick Technologies, Inc. issued by CertainTeed, dated May 8, 2000.*

(a)(16) Text of press release issued by CertainTeed, dated May 11, 2000.*


(a)(17) Text of definitive additional proxy materials dated May 12, 2000 and sent by Vetrotex CertainTeed Corporation, a shareholder of Brunswick Technologies, Inc. and an affiliate of CertainTeed.*

(a)(18) Text of press release issued by CertainTeed, dated May 16, 2000.*

(a)(19) Copy of Vetrotex Answer and Counterclaims filed on May 26, 2000, in response to the BTI Complaint filed on May 23, 2000.*

(a)(20) Copy of Vetrotex Motion for Declaratory Judgment and Preliminary Injunction filed on May 26, 2000.*

(a)(21) Copy of Vetrotex letter of May 26, 2000 to directors of BTI.*

(a)(22) Copy of Vetrotex letter of May 31, 2000 to shareholders of BTI.*

(a)(23) Copy of Joint Press Release of CertainTeed and Brunswick Technologies dated June 13, 2000.*
(a)(24) Supplement to the Offer to Purchase, dated June 15, 2000.
(a)(25) Revised Form of Letter of Transmittal, dated June 15, 2000.
(a)(26) Joint Letter of CertainTeed and Brunswick Technologies, Inc. dated June 15, 2000.
(a)(27) Agreement and Plan of Merger dated as of June 12, 2000 among Brunswick Technologies, Inc., CertainTeed Corporation and VA Acquisition Corporation.
(a)(28) Form of Shareholder Agreement between a BTI Shareholder and VA Acquisition Corporation.
(a)(29) Form of Non-Complete Agreement between a BTI Executive and BTI.
(a)(30) First Amendment to Employment Agreement dated as of June 12, 2000 between Brunswick Technologies, Inc. and Martin S. Grimnes.

(d)     None.

(g)     None.

(h)     Not applicable.
___________________________

*  Previously filed as exhibits to Schedule TO.


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